Code Green Apparel Corp.

31642 Pacific Coast Highway, Ste 102

Laguna Beach, CA 92651

August 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Code Green Apparel Corp. Request for Withdrawal of Post-Effective Registration Statement on Form S-1 (Amendment No. 1) Filed June 24, 2016 File No. 333-206089

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Code Green Apparel Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) permit the withdrawal, effective immediately, of its Post-Effective Registration Statement on Form S-1 (Amendment No. 1)(the “Post-Effective Form S-1”)(File No. 333-206089), which was filed with the Commission on June 14, 2016. The Registrant has determined that the Post-Effective Form S-1 was incorrectly coded as an ‘S-1/A’ in Edgar instead of as a ‘POS AM’, and as such the Company believes that withdrawal is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Notwithstanding the miscoding of the Post-Effective Form S-1 on Edgar, following the date of this letter, the Company plans to file a final Rule 424(b)(3) prospectus and a ‘POS EX’ amendment to the original registration statement with the Commission to address the issues originally addressed by the Registrant in the Post-Effective Form S-1.

No securities have been sold under the Post-Effective Form S-1.

Please forward a copy of the order consenting to the withdrawal of the Form S-1 to the undersigned via mail at Code Green Apparel Corp., 31642 Pacific Coast Highway, Ste 102, Laguna Beach, CA 92651, with a copy to David M. Loev of The Loev Law Firm, PC via facsimile at (713) 524-4122.

If you have any questions, please do not hesitate to contact the undersigned at (214) 497-9433 or the Registrant’s counsel, David M. Loev, of The Loev Law Firm, PC at (713) 524-4110.

Very truly yours,

/s/ George J. Powell, III
George J. Powell, III
Chief Executive Officer